Exhibit 99.5

Consent of Ernst & Young LLP

We consent to the use in this Annual Report (Form 40-F) of Paramount Resources Ltd. and to the incorporation by reference in the Registration Statement (Form F-10 No. 333-121260) and the related prospectus of our report dated March 7, 2005 with respect to the consolidated financial statements of Paramount Resources Ltd. included in the Annual Report (Form 40-F) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Canada, Alberta

March 31, 2005